UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KELLY SERVICES, INC.

(Name of Issuer)

Class B Common Stock, $1.00 Par value

(Title of Class of Securities)

Class B Common Stock - 488152307

(CUSIP Number)

Andrew H. Curoe

Bodman PLC

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488152307	13D	Page 2 of 9

1.	Names of Reporting Persons. Terence E. Adderley Revocable Trust K
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,139,940
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,139,940
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 488152307	13D	Page 3 of 9

1.	Names of Reporting Persons. Andrew H. Curoe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,212,765
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,212,765
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,212,765
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 93.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 488152307	13D	Page 4 of 9

1.	Names of Reporting Persons. David M. Hempstead
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,139,940
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,139,940
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 488152307	13D	Page 5 of 9

1.	Names of Reporting Persons. William U. Parfet
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,139,940
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,139,940
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 488152307	13D	Page 6 of 9

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Class B Common Stock, $1.00 par value (the “Class B Stock”), of Kelly Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal offices are located at 999 West Big Beaver Road, Troy, Michigan 48084.

Item 2.	Identity and Background

(a)	This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Terence E. Adderley Revocable Trust K (“Trust K”);

Andrew H. Curoe, as co-trustee of Trust K;

David M. Hempstead, as co-trustee of Trust K;

William U. Parfet, as co-trustee of Trust K (together with Mr. Curoe and Mr. Hempstead, the “Trust K Trustees”);

(b)	The business address for each Reporting Person is as follows:
For Trust K:	Terence E. Adderley Revocable Trust K

c/o Andrew H. Curoe, Trustee

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, MI 48226

For the Trust K Trustees:	c/o Andrew H. Curoe

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, MI 48226

(c)	President Principal Occupation or Employment
For Trust K:	Not applicable.
For Mr. Curoe:	Attorney, Bodman PLC, 6th Floor at Ford Field, 1901 St. Antoine Street, Detroit, MI 48226.
For Mr. Hempstead:	Attorney, Bodman PLC, 6th Floor at Ford Field, 1901 St. Antoine Street, Detroit, MI 48226.
For Mr. Parfet:	Chairman and CEO, Northwood Group, LLC, 277 S. Rose Street, Suite 3500, Kalamazoo, MI 49007
(d)-(e)	During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 488152307	13D	Page 7 of 9

(f)	Citizenship:
For Trust K:	Not applicable.
For Mr. Curoe:	United States.
For Mr. Hempstead:	United States.
For Mr. Parfet:	United States.
Item 3.	Source and Amount of Funds or Other Consideration

Trust K was created by Terence E. Adderley during his lifetime as a revocable trust, with Mr. Adderley serving as the trustee of, and retaining the right to revoke, Trust K. During his lifetime, Mr. Adderley funded Trust K, including a gift of 3,139,940 shares of Class B Stock to Trust K. Mr. Adderley died on October 9, 2018, at which time the trust became irrevocable. In accordance with the provisions of Trust K, the Trust K Trustees were appointed as successor trustees of the trust.

Mr. Curoe may be deemed the beneficial owner of an additional 72,825 shares of Class B Stock held by trusts where Mr. Curoe acts as trustee or co-trustee, including ten trusts holding 100 shares of Class B Stock each, and one trust holding 71,825 shares of Class B Stock.

Item 4.	Purpose of Transaction

The Reporting Persons do not have any present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a–b) The aggregate number and percentage of the shares of Class B Stock beneficially owned by each Reporting Person set forth below and on pages 2-5 hereof are based on 3,431,972 shares of Class B Stock outstanding as of July 30, 2018.

CUSIP No. 488152307	13D	Page 8 of 9

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or direct the disposition of	Amount of beneficially owned securities subject to right to acquire
Trust K	3,139,940	91.5%	0	3,139,940	0	3,139,940	0
Andrew H. Curoe, as co-trustee of Trust K	3,212,765	93.6%	0	3,212,765	0	3,212,765	0
David M. Hempstead, as co-trustee of Trust K	3,139,940	91.5%	0	3,139,940	0	3,139,940	0
William U. Parfet, as co-trustee of Trust K	3,139,940	91.5%	0	3,139,940	0	3,139,940	0

(c) None.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

The Trust K Trustees must act by majority vote to exercise investment or voting power over the Class B Shares owned by Trust K. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Exchange Act”), this filing shall not be deemed an admission that the Trust K Trustees are, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any equity securities reported herein.

Item 7.	Material to be Filed As Exhibits
Exhibit Number	Description
1	Joint Filing Agreement dated October 19, 2018, by and among the Reporting Persons.

CUSIP No. 488152307	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2018

Terence E. Adderley Revocable Trust K, dated March 4, 2002

By:	/s/ Andrew H. Curoe
Name:	Andrew H. Curoe
Its:	Co-Trustee

/s/ Andrew H. Curoe
Andrew H. Curoe, as Co-Trustee of the Terence E. Adderley Revocable Trust K

/s/ David M. Hempstead
David M. Hempstead, as Co-Trustee of the Terence E. Adderley Revocable Trust K

/s/ William U. Parfet
William U. Parfet, as Co-Trustee of the Terence E. Adderley Revocable Trust K